ALBERTA COMPLIANCE SERVICES INC.

02055217

SUPPL

September 26, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

RECEIVED OCT 0 4 2002 SEC MAIL PROCESSING WASH, D.C. 164 SECTION

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. News Release dated August 22, 2002

PROCESSED OCT 0 9 2002 THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate
encl.

dw 10/8

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
*Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com*

82-5084

GLOBEL
DIRECT

For Immediate Release
August 22, 2002

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Company Contact
J.R. Richardson
President, Globel Direct
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
e-mail: jr@globel.com

Investor Relations Contact:
Grant Howard / Kellie Manchester
The Howard Group
Phone: (403) 221-0915
Email: howardg@howardgroupinc.com
Internet:
http://www.howardgroupinc.com

Globel Direct And PostLinx Consolidate Toronto Operations

Calgary, Alberta, August 22, 2002: Globel Direct (GBD – TSX Venture) announced today that it and Toronto-based PostLinx Corp., a subsidiary of Tiger North America Inc., have moved on several fronts to consolidate business operations and strengthen co-operative marketing opportunities as steps toward the previously announced intent to merge the companies.

Importantly, Globel Direct and PostLinx have consolidated their Toronto operations, allowing the companies to begin to take advantage of the operational efficiencies and cost-saving synergies that can be achieved through the merger.

Additional initiatives that have been put in place to enhance business opportunities and cost-savings include:

- Cooperative Marketing – Globel Direct and PostLinx are cooperating to offer enhanced marketing services to clients that can more closely represent total business solutions. PostLinx was recently awarded a critical document contract, valued at over $750,000 that will be produced through Globel's Calgary facility as it is better suited to meet the client's needs. Clients of both companies are now able to take advantage of complementary technologies not previously available on a standalone basis. Leveraging the size, increased capacity and resources of collective operations allows the companies to target potential clients, which were previously inaccessible to either on a stand-alone basis. As a result of combining the strengths of Globel and PostLinx, the companies have identified an additional $30 million of potential business prospects, which would not have been available to the operations on an individual basis.

- Cost Savings – The Companies previously announced that they expected annual synergy savings relating to facilities and redundant capacities. Globel has secured

82-5084

a sub-lease agreement, pending landlord consent, for over half of its Toronto facility effective August 1, 2002 and is entertaining offers on the balance. When completed, this is expected to save Globel Direct approximately $1 million annually in occupancy costs.

The activities pursuant to merging Globel and PostLinx continue, dictated by the ability to secure the optimal financing and re-capitalization structure that the Companies are seeking. While the Companies had hoped to complete the merger by this time, discussions regarding the financial structure are ongoing with several major Canadian and U.S. financial and industry groups.

Separately, through a combination of a $350 thousand term out, cash flow and by working with its new funding partner, Globel recently paid out its line of credit and will no longer be working with TD Bank as its principal lender. The Company feels this is an extremely positive development in securing an optimal capitalization structure in the near future.

Despite a near-term challenging and changing marketplace, Globel is reporting significant progress. The Company has secured a number of significant projects within the last few months and has responded to approximately $10 million of annual revenue in as yet un-rewarded tenders. The objective of Globel, in cooperation with PostLinx, is to enter new vertical markets and create a model targeted at a wide variety of customer groups such as utilities, insurance companies and financial organizations. The Company has taken the steps critical to ensuring a solid foundation for the future. Management feels that exploiting new opportunities in combination with effectual cost efficiencies has generated a positive outlook for the future and Globel Direct continues to remain cautiously optimistic about the near term.

About Globel Direct: *Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, emerging e-solutions and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit* www.globel.com.